BEST AVAILABLE COPY

82-1711

FOSTER'S GROUP LIMITED
77 Southbank Boulevard Southbank Victoria 3006 Australia
Tel 61 3 9633 2000 Fax 61 3 9633 2002 www.fostersgroup.com

04046924

FOSTER'S
GROUP
Inspiring Global Enjoyment

For your information as released to

The Australian Stock Exchange.

Fosters Brewing SUPPL

With Compliments

SEC MAIL PROCESSING
RECEIVED
DEC 2 2 2004
WASH. D.C. 213 SECTION

PROCESSED
DEC 2 9 2004
THOMSON
FINANCIAL

Appendix 3E

Daily share buy-back notice
(*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Name of entity	ABN
Foster's Group Limited	49 007 620 886

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	**On market**
2	Date Appendix 3C was given to ASX	**22/12/2003**

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	29,685,460	1,000,000
4	Total consideration paid or payable for the shares	$137,018,090	$5,351,700

		Before previous day	Previous day
5	If buy-back is an on-market buy-back	Highest price paid: $4.97 Date: 15 Oct 2004 Lowest price paid: $4.33 Date: 06 Apr 2004	Highest price paid: $5.40 Lowest price paid: $5.31 Highest price allowed under rule 7.33: $5.64

Participation by directors

6	Deleted 30/9/2001.	

How many shares may still be bought back?

7	If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	169,314,540

Compliance statement

1. The company is in compliance with all Corporations Act requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: .... Date: 02-Dec-04
Robert Dudfield - Assistant Company Secretary

Print name: ....

== == == == ==

Appendix 3E

Daily share buy-back notice
(*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Name of entity	ABN
Foster's Group Limited	49 007 620 886

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	**On market**
2	Date Appendix 3C was given to ASX	**22/12/2003**

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	30,685,460	1,000,000
4	Total consideration paid or payable for the shares	$142,369,791	$5,344,500

		Before previous day	Previous day
5	If buy-back is an on-market buy-back	Highest price paid: $5.40 Date: 01 Dec 2004 Lowest price paid: $4.33 Date: 06 Apr 2004	Highest price paid: $5.34 Lowest price paid: $5.34 Highest price allowed under rule 7.33: $5.64

Participation by directors

6	Deleted 30/9/2001.	

How many shares may still be bought back?

7	If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	168,314,540

Compliance statement

1. The company is in compliance with all Corporations Act requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: .... Date: 03-Dec-04
Robert Dudfield - Assistant Company Secretary

Print name: ....

== == == == ==

Participation by directors

6	Deleted 30/9/2001.	

How many shares may still be bought back?

7	If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	168,314,540

Compliance statement

1. The company is in compliance with all Corporations Act requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: .... Date: 03-Dec-04
Robert Dudfield - Assistant Company Secretary

Print name: ....

== == == == ==

Appendix 3E

Daily share buy-back notice (*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Name of entity	ABN
Foster's Group Limited	**49 007 620 886**

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	**On market**
2	Date Appendix 3C was given to ASX	**22/12/2003**

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	31,685,460	12,904
4	Total consideration paid or payable for the shares	$147,714,291	$69,036

		Before previous day	Previous day
5	If buy-back is an on-market buy-back	Highest price paid: $5.40 Date: 01 Dec 2004 Lowest price paid: $4.33 Date: 06 Apr 2004	Highest price paid: $5.35 Lowest price paid: $5.35 Highest price allowed under rule 7.33: $5.67

Participation by directors

6	Deleted 30/9/2001.	

How many shares may still be bought back?

7	If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	168,301,636

Compliance statement

1. The company is in compliance with all Corporations Act requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: .... Date: 06-Dec-04
Robert Dudfield - Assistant Company Secretary

Print name: ....

== == == == ==